Exhibit 12.1

Analog Devices, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Six Months Ended		Six Months Ended
(In thousands, except ratios)	November 1, 2008	October 31, 2009	October 30, 2010	October 29, 2011	November 3, 2012	May 4, 2013	Pro Forma November 3, 2012	Pro Forma May 4, 2013
Determination of earnings:
Income from continuing operations before provision for taxes on income	$666,102	$297,444	$901,665	$1,061,447	$813,533	$337,770	$810,424	$336,219
Amortization of Capitalized interest	982	982	440	54	54	27	54	27
Fixed charges	1,607	5,243	11,388	19,892	32,529	16,965	30,416	14,587

Total earnings as defined	668,691	303,669	913,493	1,081,393	846,116	354,762	840,894	350,833

Fixed Charges:
Interest and amortization expense	81	3,853	10,226	18,892	31,525	16,491	29,412	14,113
Interest portion of rent expense	1,526	1,390	1,162	1,000	1,004	474	1,004	474

Fixed charges	1,607	5,243	11,388	19,892	32,529	16,965	30,416	14,587
Capitalized interest

Total fixed charges	$1,607	$5,243	$11,388	$19,892	$32,529	$16,965	$30,416	$14,587

Ratio of earnings to fixed charges	416.1	57.9	80.2	54.4	26.0	20.9	27.6	24.1